

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 23, 2007

Mr. Michael K. Paulk
President
American Natural Energy Corporation
6100 South Yale
Tulsa, OK 74136

> **Re:**   **American Natural Energy Corporation**
> **Form 8-K**
> **Filed July 20, 2007**
> **File No. 0-18596**

Dear Mr. Paulk:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Filed July 23, 2007

1.   We note your disclosure that indicates you expect to provide a letter from your former independent registered public accounting firm to be filed by amendment to your Form 8-K filed July 20, 2007. Please file your amendment including the letter from your former accountants as soon as practicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief